Gibson, Dunn & Crutcher LLP 811 Main Street Houston, TX 77002-6117 Tel 346.718.6600 www.gibsondunn.com

June 29, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Stephany Yang

Re:	TLG Acquisition One Corp.
Amendment No. 3 to Registration Statement on Form S-4
Filed June 8, 2023
File No. 333-268349

Dear Ms. Yang:

On behalf of TLG Acquisition One Corp., a Delaware corporation (the “Company”), set forth below are responses of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the letter dated June 22, 2023 (the “Comment Letter”) regarding the Company’s Amendment No. 3 to Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on June 8, 2023. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

Concurrently with this response letter, the Company is filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”) via EDGAR. Amendment No. 4 includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes to update certain disclosures contained in the Registration Statement.

Additionally, regarding the Staff’s oral comment, we have included a risk factor on page 77 of Amendment No. 4 regarding the Investment Company Act of 1940, as amended.

To facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment. References in the responses to page numbers and section headings refer to page numbers and section headings of Amendment No. 4. We are also providing, on a supplemental basis, a copy of Amendment No. 4 that has been marked to show changes made to Amendment No. 3 to the Registration Statement.

Abu Dhabi ● Beijing ● Brussels ● Century City ● Dallas ● Denver ● Dubai ● Frankfurt ● Hong Kong ● Houston ● London ● Los Angeles

Munich ● New York ● Orange County ● Palo Alto ● Paris ● San Francisco ● Singapore ● Washington, D.C.

U.S. Securities and Exchange Commission

June 29, 2023

Amendment No. 3 to Registration Statement on Form S-4 filed June 8, 2023

General

1.	In the TLG letter to stockholders, please restore the aggregate merger consideration (expressed in U.S. dollars) in the first sentence of the second paragraph.

Response:

We respectfully acknowledge the Staff’s comment and have revised the first sentence of the second paragraph in the TLG letter to stockholders of Amendment No. 4 in response to the Staff’s comment.

2.

Please tell us whether Truist Securities, Inc. (“Truist”) was involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure regarding the summary of the financial analyses prepared by Electriq Power’s (“Electriq”) management and reviewed by the board of directors of TLG Acquisition One Corp. (“TLG”) or the projected financial information of Electriq. If Truist was involved in preparing this disclosure, please also include a risk factor describing their role in connection with the preparation of the registration statement and the valuation of Electriq and that they disclaim any liability in connection with such disclosure included in the registration statement. If applicable, please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information.

Response:

We respectfully acknowledge the Staff’s comment, and Truist was not responsible for the preparation of any disclosure that is included in the Registration Statement, or any analysis underlying such disclosure. Together with all other members of the transaction working group, Truist received drafts of the Registration Statement prepared by the parties and provided limited comments in the ordinary course. Disclosure to this effect is included on pages xi-xii, xx, xxii, 21-22, 231, 234 and 244-245 of Amendment No. 4.

Additionally, we note that a risk factor related to Truist’s resignation is included on pages 78-79.

U.S. Securities and Exchange Commission

June 29, 2023

3.

Please disclose whether Truist assisted in the preparation or review of any materials reviewed by TLG’s board of directors or management as part of their services to Electriq and whether Truist has withdrawn its association with those materials and notified TLG of such disassociation.

Response:

We respectfully acknowledge the Staff’s comment, and TLG did not rely on Truist, in its role as TLG’s financial advisor or structuring agent, in the preparation and analysis of the materials provided to the TLG board of directors (the “TLG Board”) or management for use as a component of their overall evaluation of the transaction. We respectfully acknowledge the Staff’s comment and note the disclosure has been revised throughout the filing as discussed in our response to comment number 2 above.

4.	Please provide us with any correspondence between Truist and Electriq relating to Truist’s resignation.

Response:

In response to the Staff’s comment, the Company has provided under separate cover the termination letter from Truist to the Company.

5.

Please provide us with the engagement letter between Electriq and Truist. We note you will remain liable for certain provisions of the engagement letter and the underwriting agreement, please disclose the impacts of those obligations on the Company in the registration statement.

Response:

In response to the Staff’s comment, the Company has provided under separate cover the engagement letter between the Company and Truist, and we have revised the disclosure on pages 21-22, among others, of Amendment No. 4.

U.S. Securities and Exchange Commission

June 29, 2023

6.

Please provide us with a letter from Truist stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with Truist and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If Truist does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Additionally, please indicate that Truist withdrew from its role as financial advisor and forfeited its fees, if applicable, and that the firm refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management.

Response:

The Company respectfully informs the Staff that the Company requested a letter from Truist stating whether it agrees with the statements made in the Registration Statement related to their resignation and, if not, stating the respects in which they do not agree, and has not received a response. As requested by the Staff, we have revised the disclosure on pages xi and 21, among others, of Amendment No. 4 disclosing that Truist has neither expressed agreement or disagreement with the risks or conclusions stated in the Registration Statement that are associated with Truist’s role. Accordingly, no inference should be drawn that Truist agrees with the disclosure regarding its resignation or any other portion of the Registration Statement. Further, in response to the Staff’s comment, the Company undertakes that it will not speculate in Amendment No. 4 or make any public statements about the reasons why Truist withdrew from its role as financial advisor and forfeited its fee after doing substantially all of the work to earn its fee.

7.

We note your disclosure that RBC Capital Markets, LLC (“RBC”) had not been formally retained in connection with the business combination. Please describe what relationship existed between RBC and TLG after the close of the IPO, including any financial or merger-related advisory services conducted by RBC. For example, clarify whether RBC had any role in the identification or evaluation of business combination targets.

Response:

We respectfully acknowledge the Staff’s comment and advise that RBC did not provide any financial or merger-related advisory services to TLG after the close of the IPO in connection with the business combination with Electriq. Disclosure to this effect is included on pages xi and 21, among others, of Amendment No. 4.

8.

Tell us whether RBC was involved in the preparation of any disclosure that is included in the Form S-4 registration statement, including any analysis underlying disclosure in the registration statement. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise.

Response:

We respectfully acknowledge the Staff’s comment, and RBC was not involved in the preparation of any disclosure that is included in the Registration Statement, or any analysis underlying such disclosure. Disclosure to this effect is included on pages xi and 21, among others, of Amendment No. 4.

U.S. Securities and Exchange Commission

June 29, 2023

9.

We note your disclosure that Truist and RBC did not provide you with a reason for the fee waiver. If there was no dialogue and you did not seek out the reasons why Truist and RBC waived their fees, despite already completing their services, please indicate so in your registration statement.

Response:

We respectfully acknowledge the Staff’s comment, and neither Truist’s nor RBC’s resignation letters provided any reasons for the waiver of Truist’s or RBC’s fees. The Company will not speculate about the reasons why Truist or RBC withdrew from their respective roles as financial advisor or IPO underwriter to the Company after performing substantially all the work to earn such fees. Disclosure to this effect is included on pages xi, 21, 78 and 244, among others, of Amendment No. 4.

Unaudited Pro Forma Condensed Combined Financial Information, page 106

10.

Based on disclosures in the forepart of the filing, please clarify how you determined the number of shares of New Electriq Common Stock that will be issued and outstanding immediately after the Business Combination for the Electriq stockholders and the Sponsor and certain affiliates.

Response:

We respectfully acknowledge the Staff’s comment and as a result of the Business Combination, Electriq stockholders will receive 27,500,000 shares of New Electriq Common Stock common stock (at an assumed value of $10.00 per share), plus 3,516,250 additional shares of New Electriq Common Stock, being equal to the quotient obtained by dividing (x) the amount of equity raised by Electriq prior to closing of the Merger in connection with a private capital raise, by (y) $8.00.

29,766,250 of these shares, including the 27,500,000 shares of New Electriq Common Stock noted above, and 2,266,250 shares of New Electriq Common Stock out of the 3,516,250 additional shares of New Electriq Common Stock being issued for equity raised by Electriq prior to the closing of the Merger in connection with a private capital raise are being issued to Electriq stockholders other than an affiliate of the Sponsor.

U.S. Securities and Exchange Commission

June 29, 2023

The Sponsor and certain affiliates total of 5,372,148 represents 1,729,348 shares of common stock held by the Sponsor and affiliates related to founder shares (including 500,000 shares of common stock held by TLG Fund I, LP), 830,300 shares of common stock related to the conversion to shares of New Electriq Common Stock of $8.3 million in costs which have been borne by the Sponsor related to the business combination, 1,250,000 shares of New Electriq Common Stock out of the 3,516,250 additional shares of New Electriq Common Stock being issued to Mr. Lawrie for his $10.0 million of equity contributed in the private capital raise prior to the closing of the Merger, 500,000 shares of New Electriq Common Stock being issued to Mr. Lawrie for his $5.0 million of equity to be contributed at closing, 1,062,500 shares of common stock related to the conversion to shares of New Electriq Common Stock of $8.5 million in existing convertible loans of the Company held by Mr. Lawrie.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

2. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet, page 115

11.

Refer to adjustment (d) on page 115. We note TLG intends to raise approximately $9.5 million as part of the Financing Transactions at Closing through the issuance of 950,000 shares of Class A common stock of New Electriq and the issuance of 475,000 shares of New Electriq preferred stock; however, based on disclosures in the forepart of the filing, it appears the Post-Closing Lawrie Investment is only required to be funded to the extent amounts remaining in the trust account and any additional amounts raised by TLG are less than $28 million. To the extent the business combination may proceed under the No Redemption and 50% Redemption pro forma scenarios without the Post-Closing Lawrie Investment, it appears the pro forma financial statement would need to be revised to reflect those scenarios. Please clarify or revise.

Response:

We respectfully acknowledge the Staff’s comment and have revised the pro forma scenarios to reflect the Post-Closing Lawrie Investment in the Maximum Redemptions Scenario as applicable and have revised pages 111, 112 and 115 of Amendment No. 4.

U.S. Securities and Exchange Commission

June 29, 2023

Unaudited Prospective Financial Information of Electriq, page 238

12.

Refer to adjustment (f) on page 116. We note your disclosure that approximately $9.0 million of transactions costs are expected to be deferred and subsequently paid within 12 months of the Closing pursuant to deferral agreements with various service providers. On page 29, you disclose approximately $2.4 million in transaction costs are expected to be deferred at Closing but are still being negotiated. Please update the status of the negotiations.

Response:

We respectfully acknowledge the Staff’s comment and have updated the deferred transaction costs amount to be approximately $8.6 million, which reflects the costs expected to be deferred and subsequently paid within 12 months of the Closing pursuant to deferral agreements with various service providers and have revised page 116 of Amendment No. 4.

13.

Refer to adjustment (m) on page 116. We note the adjustment to reflect the non- redemption of TLG’s common stock, including the issuance of 71,839 shares of New Electriq preferred stock at Closing to certain public stockholders subject to non- redemption agreements. Please clarify whether the non-redemption agreements have been executed and disclose the number of shares of TLG common stock subject to these agreements. To the extent it is less than the number of remaining shares under the Maximum Redemption pro forma scenario, please more fully explain how you determined the number of remaining shares under that scenario.

Response:

We respectfully acknowledge the Staff’s comment. The non-redemption agreements have not yet been executed; however, TLG is in active negotiations with holders of TLG common stock with respect to non-redemption agreements and anticipates entering into agreements with respect to 143,678 shares of TLG common stock prior to the closing of the Business Combination.

U.S. Securities and Exchange Commission

June 29, 2023

14.

Refer to notes (a), (b), (d), (g), and (k) on pages 115 and 116. Please clarify how you allocated amounts associated with each transaction to the Class A common stock and the New Electriq preferred stock. Please also clarify how you calculated the expenses associated with the preferred stock recorded in the pro forma statements of operations.

Response:

We respectfully acknowledge the Staff’s comment and for each transaction the Company determined the total fair value received for each transaction to be the cash amount paid by the investors in exchange for the stock.

The Company utilized a third-party valuation specialist to determine the fair value of the preferred stock. The fair value calculation was based on a variety of assumptions, including the use of a market yield to discount the future payout to present value and applying a discount related to the lack of marketability, which resulted in a fair value of $6.50 per share.

The Company allocated the fair value to preferred stock based on the percentage or proportion it represented within the total fair value received, with the remaining fair value allocated to the common stock. This was calculated by subtracting the fair value of the preferred stock from the total fair value received.

The expenses associated with the preferred stock were calculated based on the dividend of 15% per annum per share. For the year ended December 31, 2022 the preferred dividend equals $4.1 million (2,743,489 preferred shares at $10.00 per share multiplied by the annual dividend rate of 15%) giving pro forma effect to the Business Combination as if it had occurred on January 1, 2022. The same calculation (pro rata for 3 months) was utilized to record the expense for the three months ended March 31, 2023.

Loss Per Share, page 118

15.	Please disclose and discuss the potential dilution that may result from the conversion of the New Electriq preferred stock.

Response:

We respectfully acknowledge the Staff’s comment and disclosed the New Electriq preferred stock and note 3 to acknowledge the potential dilution and have revised pages 118 and 119 of Amendment No. 4.

Background of the Business Combination, page 230

U.S. Securities and Exchange Commission

June 29, 2023

16.

We note your disclosure on page 240 that the valuation of Electriq was reduced to $275 million. Please revise to disclose if the valuation was approved by the TLG board. If so, disclose all material factors that the board relied upon in agreeing to the current valuation. Explain the quantitative factors regarding why the valuation decreased.

We respectfully acknowledge the Staff’s comment, and have revised pages 241, 242, and 248 of Amendment No. 4 in response.

Please direct any questions concerning this letter to the undersigned at (346) 718-6888 or gspedale@gibsondunn.com.

Very truly yours,

/s/ Gerald M. Spedale
Gerald M. Spedale
GIBSON, DUNN & CRUTCHER LLP

cc:	John Michael Lawrie, Chief Executive Officer